

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 31, 2007

via U.S. mail and facsimile

David Berges, Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza, 281 Tresser Boulevard
Stamford, Connecticut 06901

>   **RE: Hexcel Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed December 21, 2006**
>   **File No. 1-8472**

Dear Mr. Berges:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 2

1. Under "Commercial Aerospace" on page 8, you discuss "qualifying products on the 787." Please clarify the meaning of this phrase in future filings.

Controls and Procedures, page 21

2. We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are "effective to ensure that material information relating to Hexcel, including the consolidated subsidiaries, would be made known to them, so as to be reflected in periodic reports that we file or submit under the Securities and Exchange Act of 1934." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. Throughout "Results of Operations" in the year to year comparisons, you occasionally do not disclose reasons for increases or decreases from year to year. For example, under "Industrial" on page 34, you state that "revenues for 2006 from other industrial applications were 3.5% lower than in 2005." Please revise accordingly.

Critical Accounting Policies, page 44

General

4. In future filings please disclose the accelerated method used (e.g., declining balance or sum-of-the-years digits), the asset group this method is applicable to and the basis for using this method.

Deferred Tax Assets, page 46

5. We note that during the fourth quarter of 2005 you reversed $119.2 million of your previously recorded valuation allowance which was established on your U.S. federal and state deferred tax assets. Given the significant impact to net income caused by this reversal, please revise future filings to discuss the positive evidence you considered to overcome the negative factors you previously identified such that you concluded during the fourth quarter of 2005 that it would be more likely than not that you would be able to realize your deferred tax assets. Refer to SFAS 109 for guidance.

Long-Lived Assets and Goodwill, page 47

6. We note from your disclosure that during the fourth quarter of 2006 you updated valuations for all reporting units with goodwill using either third-party appraisals or discounted cash flow analyses. In future filings please name the expert or remove the reference to third-party appraisals. Refer to Section 436 of Regulation C and Item 601 of Regulation S-K for guidance.

7. In future filings please also address each of the following points regarding your disclosure for goodwill:

    *   Revise your disclosure to provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.
    *   Expand your disclosures to discuss the material assumptions you used in preparing your discounted cash flow analyses such as discount rates, projected revenue growth rates, and the operating profit margin.

Foreign Currency Exchange Rates, page 50

8. You provide a sensitivity analysis that measures the changes in the fair values due to an adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar for all of your foreign currency hedge contracts. Please revise future filings to include a sensitivity analysis to address all of your foreign currency exchange rate risk. Refer to Item 305 of Regulation S-K for guidance.

Consolidated Balance Sheet, page 57

9. We note your disclosure that as of December 31, 2006 and 2005, the accrued
   benefit costs for the U.S. defined benefit retirement plans and postretirement
   benefit plans were included in "accrued compensation and benefits" and "other
   non-current liabilities," respectively, in the accompanying consolidated balance
   sheets. In future filings please disclose the amounts accrued under all your plans
   (defined benefit, profit sharing, retirement savings, etc.) and clarify where such
   amounts are reflected in your balance sheet

Consolidated Statements of Operations, page 58

10. We note you recognized a gain of $15.7 million from the sale of your interest in
    the TechFab, a joint venture for which you accounted for under the equity method
    of accounting. Given that this was an equity method investment, it is unclear to
    us why you classified the gain on this sale in Income from continuing operations
    before income taxes, equity in earnings and discontinued operations rather than in
    Equity in earnings of investments in affiliated companies. Please revise future
    filings to reflect this gain in Equity in earnings of investments in affiliated
    companies or provide your basis for your presentation.

Note 1 – Significant Accounting Policies – Revenue Recognition, page 63

11. You disclose that product sales are recognized "…when all significant contractual
    obligations have been satisfied and collection of the resulting receivable is
    reasonably assured, which is generally at the time of shipment." Tell us
    supplementally and revise future filings to clarify under what situations you
    would recognize revenue other than shipment.   If you have bill and hold sales,
    please address for us supplementally and revise future filings to clarify how you
    satisfied the guidelines set forth in SAB Topic 13.A.3.a for revenue recognition
    related to bill and hold sales. In addition, if you have customer acceptance
    provisions in your sales agreements, please tell us supplementally and expand
    future disclosures to address the terms of those provisions and clarify how those
    provisions impact when you recognize revenue under those agreements. Refer to
    SAB Topic 13.A. 3.b.

    We also note that "Revenues derived from design, installation and support
    services are recognized when the service is provided, or alternatively, when the
    product to which the service relates is delivered to the customer." Based on this
    stated policy, please clarify whether there are any circumstances under which
    delivery of the product can occur and service revenue be recognized prior to the
    company rendering its services to the customer. If so, please tell us the basis for
    this revenue recognition policy. Otherwise, please revise your disclosures to
    better clarify your accounting policy for recognizing service revenues.

If your revenues from services are more than 10% of your total revenues, please revise future filings to separately present on the face of your statement of operations net sales and cost of sales of tangible products from service revenues and cost of services. Refer to Rule 5-03(1) of Regulation S-X for guidance.

Note 17 – Commitments and Contingencies, page 89

12. You disclose that estimates of your liabilities may or may not include potential recoveries from insurers or other third parties. In future filings please disclose the amount of any recoveries from third parties credited to your environmental remediation costs in each period. Refer to paragraph 170 of SOP 96-1 for guidance. We remind you that unless you have right of offset you should present your liabilities gross of any potential receivables on your balance sheet.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 15 – Commitments and Contingencies, page 18

Zylon Matter

13. We note that you anticipate a settlement regarding the Zylon matter for $15 million. It does not appear that you have accrued for this loss contingency as of June 30, 2007. With reference to paragraph 8 of SFAS 5 and paragraphs 2 through 7 of FIN 14, please provide your basis for not accruing the $15 million estimated settlement amount as of June 30, 2007. In this regard, it does seem appropriate to wait until final DOJ approval to record an accrual.

Definitive Proxy Statement

Executive Compensation, page 32

14. Please discuss in future filings whether discretion can be or has been exercised by the compensation committee either to award compensation absent attainment of the relevant performance measures or to reduce or increase the size of any award or payout.

15. Under "Retirement Agreement with Mr. Shaulson" on page 43, please disclose in future filings the other forms of payment that are permitted in your sole discretion.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker at (202) 551-3691 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence Jennifer Hardy, with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief